Morgan Stanley Institutional Fund, Inc.
522 Fifth Avenue
New York, New York 10036
CIK: 0000836487

March 7, 2018

Ms. Lisa Larkin
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Morgan Stanley Institutional Fund, Inc. – Request for Withdrawal of Certain Post-Effective Amendments to the Fund’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (Files Nos. 033-23166 and 811-05624)

Dear Ms. Larkin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Morgan Stanley Institutional Fund, Inc. (the “Fund”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Fund’s Registration Statement filed on Form N-1A (File Nos. 033-23166 and 811-05624) relating to Class T shares of the Fund (the “Shares”):

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
159	1/25/2017	485APOS	0001104659-17-004037
161	3/24/2017	485BXT	0001133228-17-001603
163	4/20/2017	485BXT	0001133228-17-002575
167	5/18/2017	485BXT	0001133228-17-003490
168	6/8/2017	485BXT	0001133228-17-003867
169	6/28/2017	485BXT	0001133228-17-004206
170	7/27/2017	485BXT	0001133228-17-004664
171	8/24/2017	485BXT	0001133228-17-005186
172	9/21/2017	485BXT	0001133228-17-005705
175	10/19/2017	485BXT	0001133228-17-006146
176	11/16/2017	485BXT	0001133228-17-006480
179	12/14/2017	485BXT	0001133228-17-006838
183	1/11/2018	485BXT	0001133228-18-000175
188	2/8/2018	485BXT	0001133228-18-000635

The Fund is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Shares at this time. No Shares have been issued or sold, or will be issued or sold, in connection with the Amendments. This filing relates solely to the Class T shares of the Fund. This filing is not intended to amend, supersede, or affect any other filings relating to any other classes of the Fund.

The Fund respectfully submits that withdrawal of the Amendments is consistent with the public interest and the protection of investors. If you have any questions, please contact me at 212.296.0539 (tel).

Thank you,

/s/ Michael J. Key
Michael J. Key
Vice President